Exhibit (11) - Statement re: Computation of Net Income Per Common Share

COMPUTATION OF NET INCOME PER COMMON SHARE
Comerica Incorporated and Subsidiaries

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
(in millions, except per share data)	2003	2002	2003	2002

Basic:
Net income applicable to common stock	$157	$24	$503	$395

Average common shares outstanding	175	174	175	176

Basic net income per common share	$0.90	$0.14	$2.88	$2.25

Diluted:
Net income applicable to common stock	$157	$24	$503	$395

Average common shares outstanding	175	174	175	176
Common stock equivalent:
Net effect of the assumed exercise of stock options	1	2	1	2

Diluted average common shares	176	176	176	178

Diluted net income per common share	$0.89	$0.14	$2.86	$2.22

     Options to purchase an average 9.1 million and 7.0 million shares of common stock at exercise prices ranging from $48.92 - $71.58 and $56.66 - $71.58 were outstanding during the three months ended September 30, 2003 and 2002, respectively, and options to purchase an average 9.2 million and 5.6 million shares of common stock at exercise prices ranging from $44.91 - $71.58 and $60.31 - $71.58 were outstanding during the nine months ended September 30, 2003 and 2002, respectively, but were not included in the computation of diluted net income per common share because the options’ exercise prices were greater than the average market price of common shares for the period.

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